Exhibit 99.6

WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com

N E W S   R E L E A S E

February 14, 2008	Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 28,823,039

WESTERN WIND ENERGY SECURES ADDITIONAL  100 MW PROJECT SITE IN CALIFORNIA

Western  Wind  Energy  Corporation  (“Western  Wind  Energy”)  is  pleased  to  announce  that  it  has  secured a new, 100 MW wind energy and solar site located near Barstow, California.   This site is  located  on  2,400  acres  and  is  in  an  area  with  proven,  high-energy  wind  speeds.   Previous  testing  indicates a mean average annual wind speed in excess of 9 meters per second or over 20 miles per  hour, capable of generating net operating capacity factors in excess of 40 percent.

Unlike a number of wind energy developments in the region, this property is not located in a critical  habitat  area  for  the  Desert  Tortoise  and  therefore,  Western  Wind  Energy  anticipates  a  normal  permitting process in achieving production.

The Barstow Project is the first announcement of many new acquisitions that Western Wind Energy  is currently developing as part of the previously announced “California Initiative.”

As a result of California’s large appetite for renewable energy and the extreme scarcity of sites to  satisfy this demand, Western Wind Energy is uniquely positioned to capitalize on this imbalance.

Jeff  Ciachurski,  CEO  states  “there  was  tremendous  competition  from  the  largest  players  in  the  investment banking and energy industries to acquire this exact piece of property.   Western Wind’s  access  to  proprietary  information  dating  back  to  the  1970s  allowed  Western  Wind  to  make  and  complete the opportunity, literally, a few weeks before our competition.  We are extremely proud of  this accomplishment.”

The Barstow Wind Resource Area is the largest wind resource opportunity in California outside of  Palm Springs (San Gorgonio Pass) and Tehachapi.   Barstow is also the home of over 400 MWs of  solar  thermal  generating  facilities  making  our  site  a  perfect  candidate  for  the  dual  purpose  of  the  solar / wind generation profile.

Western  Wind  Energy  is  currently  conducting  environmental  studies  to  complete  the  permitting  process.

Western  Wind  Energy  is  North  America’s  largest  producer  of  pure  wind  energy.   Western  Wind  Energy  currently  produces  34.5  MW  of  clean  renewable  electrical  energy  from  over  500  wind  turbine  generators  located  in  Tehachapi  (Windridge)  and  San  Gorgonio  Pass  (Palm  Springs),  California with annualized energy output is approximately 75 billion watt hours per year.

Western  Wind  Energy  also  has  over  155  MW  of  expansion  power  sales  agreements  with  the  associated  projects  in  the  late  stages  of  development.  In  addition,  Western  Wind  Energy  has  a  credible pipeline of over 1,300 MW of site locations in the State of California. During the past two  years,  Western  Wind  Energy  has  executed  or  acquired  over  $1  billion  of  power  sales  agreements  totaling 155 megawatts from the sale of wind energy electrical generation to two separate utilities.  Western  Wind  Energy  was  the  first  to  execute  a  "wind"  PPA  in  the  State  of  Arizona,  and  in  California, is expanding from management's 27-year continuous operating history in the Tehachapi  Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology  for the production of electricity from wind energy.   Western Wind Energy conducts its operations  through  its  wholly  owned  subsidiaries  in  Arizona  and  California.   Management  of  Western  Wind  Energy includes individuals involved in the operations and ownership of utility scale wind energy  facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of  this news release.

Certain  statements  included  herein  are  "forward-looking  statements"  as  defined  by  the  Private  Securities  Litigation  Reform  Act  of  1995.   Management  cautions  that  forward-looking  statements  are  not  guarantees  and  that  actual  results  could  differ  materially  from  those  expressed  or  implied  in  the  forward-looking  statement.   Important factors that could cause the actual results of operations or financial condition of the  Company  to  differ  include,  but  are  not  necessarily  limited  to,  the  risks  and  uncertainties  discussed  in  documents filed by the Company with the Securities and Exchange Commission.